UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
of the Securities Exchange Act of 1934
(Amendment No. 10)

RINKER GROUP LIMITED
ABN 53 003 433 118

(Name of Subject Company (issuer))

CEMEX Australia Pty Ltd
ACN 122 401 405

CEMEX, S.A.B. de C.V.

(Names of Filing Persons (offerors))

Ordinary shares

American Depositary Shares (each representing five ordinary shares)

(Titles of Classes of Securities)

Ordinary Shares, ISIN AU000000RIN3

American Depositary Shares, CUSIP 76687M101, ISIN US76687M1018

(CUSIP and ISIN Numbers of Classes of Securities)

Mr. Ramiro G. Villarreal Morales
General Counsel
Av. Ricardo Margain Zozaya #325,
Colonia Valle del Campestre,
Garza Garcia, Nuevo Leon, Mexico 66265

+52 81 8888 8888

(Name, address and telephone number of
person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Richard Hall
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,676,229,274	$286,357

(1) Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the “Exchange Act”), the transaction valuation is calculated by multiplying (i) 895,059,958 ordinary shares, which is the maximum number of ordinary shares of Rinker Group Limited, including 22,479,805 ordinary shares represented by 4,495,961 ADSs (according to documents filed by Rinker with the Australian Stock Exchange), subject to the Offer, by (ii) 23%, which is the percentage of US Holders of Rinker Securities (according to Rinker’s annual report on Form 20-F filed on May 23, 2006), and by (iii) the purchase price of US$13.00 in cash for each ordinary share and US$65.00 for each ADS. Terms used and not defined in the preceding sentence are defined below.

(2) The filing fee is calculated in accordance with Rule 0-11(d) of the Exchange Act and Fee Rate Advisory No. 3 for Fiscal Year 2007 issued by the Securities and Exchange Commission on September 29, 2006. Such fee equals .0107% of the transaction valuation.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $286,357
Form or Registration No.: Schedule TO
Filing Party: CEMEX Australia Pty Ltd, ACN 122 401 405, CEMEX, S.A.B. de C.V.
Date Filed: November 14, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

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This Amendment No. 10 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 14, 2006 (the “Schedule TO”) and amended thereafter. The Schedule TO, as amended, relates to the offer by CEMEX Australia Pty Ltd (“Bidder”), a proprietary company registered under the laws of Victoria, Australia and an indirect wholly-owned subsidiary of CEMEX, S.A.B. de C.V. (“CEMEX”), to acquire all the outstanding ordinary shares and American depositary shares of Rinker Group Limited, a public company registered under the laws of New South Wales, Australia (“Rinker”), at a purchase price of US$13 per ordinary share and US$65 per ADS in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions of the offer (the “Offer”) (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the Bidder’s Statement, dated October 30, 2006 (the “Bidder’s Statement”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO, as amended.

Item 7. Source and Amount of Funds or Other Consideration.

On December 21, 2006, CEMEX, S.A.B. de C.V., New Sunward Holding B.V., J.P. Morgan Securities Inc., and JPMorgan Chase Bank, N.A. signed a Cancellation Letter to the Commitment Letter dated October 25, 2006 and amended thereafter. The Cancellation Letter to the Commitment Letter is attached as Exhibit (b)(1)(J).

On December 21, 2006, CEMEX, S.A.B. de C.V. (Borrower), Cemex Mexico, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V. (Guarantors), ING Capital LLC (Administrative Agent), the Joint Bookrunners listed therein, and the Joint Lead Arrangers and Lenders listed therein entered into a US$1 Billion Term Loan Agreement. The Term Loan Agreement is attached as Exhibit (b)(1)(K).

On December 21, 2006, Cemex España, S.A., the Arrangers listed therein, the Lenders listed therein, and The Royal Bank of Scotland PLC (Agent) entered into a Syndication and Amendment Agreement relating to the Acquisition Facilities Agreement dated December 6, 2006. The Syndication and Amendment Agreement is attached as Exhibit (b)(1)(L).

Item 12. Exhibits.

Exhibit	Description
(b)(1)(J)	Cancellation Letter to the Commitment Letter, executed December 21, 2006.
(b)(1)(K)	Term Loan Agreement, executed December 21, 2006.
(b)(1)(L)	Syndication and Amendment Agreement, executed December 21, 2006.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2006

CEMEX Australia Pty Ltd

By:	/s/ Mr. Ramiro G. Villarreal Morales
Name: Mr. Ramiro G. Villarreal Morales
Title: Director

CEMEX, S.A.B. de C.V.

By:	/s/ Mr. Ramiro G. Villarreal Morales
Name: Mr. Ramiro G. Villarreal Morales
Title: General Counsel

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Exhibit Index.

Exhibit	Description
(b)(1)(J)	Cancellation Letter to the Commitment Letter, executed December 21, 2006.
(b)(1)(K)	Term Loan Agreement, executed December 21, 2006.
(b)(1)(L)	Syndication and Amendment Agreement, executed December 21, 2006.

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